UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2020

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: June 3, 2020	By:	/s/ Yu Zhang
Name: Yu Zhang
Title: Chief Financial Officer

NEWS RELEASE

NAM TAI PROPERTY INC.

Reports Corporate Development Achievements and Outlook

SHENZHEN, PRC – June 3, 2020 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) is pleased to report the development achievements and outlook of the Company.

Progress Brought by the New Management Team

Since the appointment of Mr. Ying Chi Kwok as our Chief Executive Officer in February 2018, the new management team led by Mr. Kwok has significantly improved the cost controls, development and construction management, operations, and financing capabilities of the Company.

1)

Stringent cost control: The new management team has discovered a lot of room for optimization and improvement. After continuous optimization of the design and strict control of the development budget, the planned development cost of Nam Tai Inno Park is now estimated to be around RMB 1.39 billion (approximately $195 million1), which is significantly reduced from the budget of RMB 2.17 billion (approximately $312 million2) disclosed on the 2017 Form 20-F. The drastic estimated saving of RMB 770 million (approximately $108 million3) brings about substantial benefits to the Company.

2)

Recognized development and construction management: The new management team has attracted and deployed numerous seasoned engineers and professionals for our construction management. We have had no significant safety incident on our sites, and our projects have consistently been constructed on time and under budget.  Nam Tai Inno Park has even been honored with the “Shenzhen Construction and Engineering Safety and Civilized Construction Excellence Site Award for the First Half of 2019” and the “2019 Guangdong Province Construction Structure Quality Award”. In May 2020, we have obtained the Property Ownership Certificates for the 11 buildings of Nam Tai Inno Park, which are the prerequisites for leasing registration and delivery that may facilitate our leasing activities.

3)

Strengthened operation structure and systems: The new management team has reformed the organizational structure for the core of our property development business with departments covering design, procurement, cost control, development, construction management, and sales and marketing. New hardware, software and reporting systems have also been put in place to strengthen operation and internal controls.

4)

Strengthened financing capabilities: The new management team has secured financings for Nam Tai Inno Park and Nam Tai Technology Center, our two major industrial projects under development in Shenzhen, despite industrial land being generally less preferred by banks than residential and commercial land. As of December 31, 2019, we have obtained credit lines totaling approximately RMB 2.2 billion at interest rates of 5.22% to 6.72%, which are lower than the average of non-state owned property developers in China according to a research by CRIC.

[1]	Exchange rate of USD 1 to RMB 7.14.
[2]	Exchange rate of USD 1 to RMB 6.96.
[3]	Exchange rate of USD 1 to RMB 7.14.

Corporate Governance

Good corporate governance forms the cornerstone of the Company’s development. The Directors of Nam Tai are renowned experts in their respective fields with valuable insights and experiences in the Chinese market. Our Board of Directors is committed to overseeing and supporting the development of the Company for the interests of all shareholders.

Our Board of Directors is composed of a majority of Independent Directors under the Director Independence Standards set by the New York Stock Exchange. In addition, all of the three committees of our Board of Directors are composed entirely of Independent Directors. You may refer to the annual report in the Form 20-F as of December 31, 2019 for more information on our Board of Directors and corporate governance.

We thank the current Board members for their willingness to serve the Board of the Company, especially the six Independent Directors. In the three committees of our Board of Directors, our Independent Directors review and advise on matters such as internal control, related party transactions, financial reporting, and corporate governance. Among them, Dr. William Lo, Chairman of our Nomination and Corporate Governance Committee, is a senior executive of several corporate and non-profit organizations and also serves as an independent director of various well-known public companies, providing to us invaluable corporate governance experience. Other Independent Directors' profound understandings of China's economy and market, corporate and organizational management, and financial management also contribute to the healthy development of the Company.

Capital Expenditures

In the fiercely competitive Chinese real estate market, access to high-quality land resources is crucial for Nam Tai as a real estate developer and operator. We have focused on strategic opportunities in the Guangdong-Hong Kong-Macao Greater Bay Area (the "Greater Bay Area"). In March 2020, the COVID-19 pandemic showed signs of slowing down in mainland China, while local governments were issuing support policies for the real estate market. After a careful examination of the market and our resources, we took the opportunity and won a parcel of precious riverside residential and commercial land (the “Machong Land”) in Machong Town, Dongguan City through a public auction organized by the local government. The site is strategic to Nam Tai as it will help us expand to Dongguan, another prosperous city in the Greater Bay Area, and contribute to our sustainable development.

With a pleasing waterfront view, convenient transportation network, a series of good supporting facilities and strong local demand, the project is expected to become a high-profile project in Machong, Dongguan. We are in the process of finalizing our design and development plan for the project. Further information on the project will be released in due course.

Capital resources and liquidity are prudently managed at Nam Tai, particularly during the pandemic. We have to cautiously conserve cash for uncertainties while safeguarding the development of the Company. The priority of capital resources will be given to business operation and project development. We will continue to comprehensively evaluate our capital allocation strategy on a regular basis.

Shareholder Communication

We are committed to maintaining transparency and communication with our shareholders. On quarterly reports, annual reports, other announcements and the corporate website, we work to keep shareholders abreast of the latest development of the Company. We respond to shareholders’ inquiries in an active and timely manner, and arrange meetings and project field visits upon request. We are always pleased to maintain communications with our shareholders.

To help investors understand our development plan and project status, we have disclosed our development strategy and project portfolio on the annual report in the Form 20-F as of December 31, 2019. We also regularly upload photos on the site of Nam Tai Inno Park and Nam Tai Technology Center to our corporate website for our shareholders as the projects unfold.

We welcome our shareholders to communicate closely with us. If there is any information about the Company that may be of interest, please contact our investor relations department or our US investor relations advisor directly. The email address of our investor relations department is ir@namtai.com.cn. Our external investor relations consultant, Mr. Peter Poulos, could also be reached by phone and email on   +1 646 586-5701 and namtai@hkstrategies.com, respectively.

Corporate Presentation

The Company will upload a detailed presentation with the subject “Nam Tai’s Corporate Development Achievements and Outlook (2018 to Present)” on June 4, 2020, which can be accessed on Investor News – Information and Activities under the Investor Relations section on our corporate website: https://www.namtai.com.

Going Forward

The Covid-19 pandemic and international trade disputes have had impacts on the Chinese and global economies, the operations of many companies and the stock prices of listed entities. Nevertheless, with a refined and prudent management approach, our financial condition has not been materially affected. We believe that as the economy recovers from the shocks of the pandemic and trade disputes, well-managed companies with sound operations will be recognized by the market.

Our new management team has a wealth of experience with the Chinese real estate market. We have been focusing on unlocking the value of our projects to create strategic benefits for our shareholders. Since the second quarter of 2019, we have been able to secure advance payments from our tenants for a large number of pre-leased units in Nam Tai Inno Park although the project is still under construction.

Going forward, we are committed to shape the Company into a leading industrial ecosystem operator and a respected enterprise. With these goals in mind, we plan to focus on the sustainable growth of the Company's intrinsic value. To continuously improve our performance, we will focus on the following measures:

1)	Develop the three existing projects in Shenzhen into high-quality technology parks, laying a strong foundation for sustainable growth and future development.
2)	Continue to control project and overhead costs.
3)	Carefully manage financial resources.
4)	Steadily expand our commercial and residential project portfolio.
5)	Replicate our success on industrial properties in other projects.
6)	A differentiated development model within the Greater Bay Area that sets us apart from other developers while effectively managing costs and development timelines.

For the details of our development strategy, please refer to the annual report in the Form 20-F as of December 31, 2019.

Acknowledgement

The steady development of Nam Tai depends on the support from our stakeholders. We would like to take this opportunity to extend our sincere gratitude to all shareholders, business partners and customers of the Company for their trust and support. We will continue to work to maximize the value and returns for our shareholders.

Forward-looking Statement

Certain statements included in this letter, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “might”, “can”, “could”, “will”, “would”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “plan”, “seek”, or “timetable.” These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. These statements are only predictions based on our current expectations about future events. There are several factors, many beyond our control, which could cause results to differ materially from our expectation. These risk factors are described in our Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time and are incorporated herein by reference. Any of these factors could, by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There may also be other factors currently unknown to us, or have not been described by us, that could cause our results to differ from our expectations. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this announcement or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

We are a real estate developer and operator, mainly conducting business in Mainland China. Our main land resources are located in the Guangdong-Hong Kong-Macao Greater Bay Area (“Greater Bay Area”) and Wuxi, China, of which the three plots in Shenzhen will be developed into Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley. We plan to build these technology parks into landmark parks in the region and provide high-quality industrial offices, industrial service spaces and supporting dormitories to the tenants. Based on the experience of developing and operating technology parks and an industrial relationship network accumulated over the past 40 years, we have also exported the operation model of technology parks to other industrial properties. Through an asset-light model, we have leased industrial properties for repositioning and business invitation. We will also expand the commercial and residential property business in China as an auxiliary development strategy of the Company. As the growth prospects of China maintain, we shall seize development opportunities in the Greater Bay Area and other first- and second-tier cities in China, and continue to strengthen and expand the business of industrial real estate, and commercial and residential properties. Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”). Please refer to the our corporate website (www.namtai.com) or the SEC website (www.sec.gov) for our press releases and financial statements.

CONTACTS

Investor Relations Department

Nam Tai Property Inc.

E-mail: ir@namtai.com.cn

Hill+Knowlton Strategies

Mr. Peter Poulos

Tel.: +1 646 586-5701

E-mail: namtai@hkstrategies.com